

September 26, 2011

Via E-mail
Paul J. Brody
Chief Financial Officer, Treasurer and Secretary
Interactive Brokers Group, Inc.
One Pickwick Plaza
Greenwich, CT 06830

      Re: **Interactive Brokers Group, Inc.**
              Form 10-K for fiscal year ended December 31, 2010
              Filed February 28, 2011
              File No. 1-33440

Dear Mr. Brody:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Kevin Woody

                                Kevin Woody
                                Accounting Branch Chief